Exhibit 21.1

Subsidiaries

mPhase Technologies India Private Limited, an India private limited company

mPower Technologies, Inc., a New Jersey corporation

Always Ready, Inc., a New Jersey corporation

MEDDS, Inc., a Wyoming corporation

Microphase Telecommunications, Inc., a Delaware corporation

mPhase TV.net, Inc., a Delaware corporation

mPhase Television.Net, Inc., a Connecticut corporation